Mail Stop 3561

May 8, 2007

Arden A. Kelton, PhD
QualSec
1770 N. Research Pky., Suite 181
North Logan, Utah 84341

> **Re: QualSec**
> **Amendment No. 3 to Offering Statement on**
> **Form 1-A**
> **Filed on April 19, 2007**
> **File No. 24-10160**

Dear Mr. Kelton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you make several assertions regarding market conditions on page 10 such as "[b]ecause of a potentially large market (some estimates are as high as $6 billion)" and "[m]ore than a billion dollars has been spent developing these technologies." Please provide us with reasonable support for these assertions and summarize the support in the offering circular. If a third party is the source of the information, please name the third party and the publication where the information can be found. If you cannot provide us with adequate support for the assertions, you should delete them.

2.   The proposed financing of the company's operations following the offering and the use of proceeds from the offering remain somewhat confusing. On page 12, the offering circular states that:

>   "… $300,000 representing the combined proceeds of this offering ($300,000) together with funds loaned to Qualsec by an affiliate prior to this offering, will be sufficient for us to complete development of a prototype and commence initial marketing. The costs of developing the prototype are estimated at $140,000."

The funds in question appear to be the $200,000 that Mr. Hand has loaned to Qualsec "as of April 12, 2007." See page 24. The offering circular states that, "The funds loaned by Joel Hand will be used by Qualsec for engineering and design of prototype ($120,000), marketing ($20,000) and General and Administrative expenses ($60,000)." Please reconcile the disclosure.

It further appears that the company has not expended any amount of the $200,000 loan, because the use of proceeds table on page 23 sets forth only the amounts from the current offering that will be used for these respective purposes: specifically, $20,000 for engineering and design of prototype (for a total amount of $140,000), $40,000 for marketing (for a total of $60,000) and $35,000 for general and administrative (for a total of $95,000). Please confirm and revise the disclosure accordingly.

3.   It is unclear how much the company currently owes to Mr. Hand for previous advances. We note that the table on page 26 indicates that total debt of the company outstanding, both as of October 31, 2006 and as adjusted for receipt of the maximum proceeds of the offering, is zero. We also note for example, that Note 4 to the financial statements states that an officer and shareholder – apparently Mr. Hand – "advanced $3,000 to the Company in November 2006 which was repaid in the same month" and "loaned $80,000 to the Company on an interest free basis in November 2006." Please state the amount of funds borrowed from Mr. Hand that are still outstanding.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for a qualification date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant a qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Cathey Baker at (202) 551-3326 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jehu Hand, Esq.
        Fax: (949) 489-0034